Exhibit 99.2

PERION NETWORK LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Perion Network Ltd. (the “Company”), hereby nominate, constitute and appoint Mr. Doron Gerstel, Chief Executive Officer of the Company, Mr. Maoz Sigron, Chief Financial Officer of the Company, and Mr. Alon Gorgani, the Company's VP of Legal and General Counsel, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Thursday, August 2, 2018, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated June 28, 2018, relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

If no direction is made with respect to any matter, this Proxy will be voted “FOR” Proposal Nos. 2 and 3. If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal No. 1.  PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Therefore, if your interest in a proposal arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest. As of June 28, 2018, the Company is not aware of any controlling shareholder.

Shareholders entitled to notice of and to vote at the extraordinary general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on July 3, 2018, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To elect Mr. Daniel E. Aks, as an external director of the Company for a period of three years, commencing on September 28, 2018;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 1? (Excluding a personal interest that did not result from the Shareholder’s relationship with the controlling Shareholder).
(Please note: If you do not mark either ‘Yes’ or ‘No’, your shares will not be voted for this Proposal).

☐ YES	☐ NO

Proposal 2:  To approve the compensation terms of Mr. Eyal Kaplan, the chairman of the board of directors of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3:  To approve amendments to the amended and restated articles of association of the Company (the “Articles of Association”) and amended and restated memorandum of association of the Company (the “Memorandum of Association”) authorizing (i) an increase of the Company’s registered share capital by additional NIS 100,000, such that following the increase, the Company’s registered share capital shall be NIS 1,300,000, consisting of 130,000,000 Ordinary Shares, NIS 0.01 par value each; (ii) a reverse share split of the Company’s Ordinary Shares by a ratio of up to 3:1, to be effective at the ratio and on a date to be determined by the board of directors of the Company, and (iii) the change of the Company’s name to Undertone Ltd. or such a similar name as determined by the board of directors of the Company and approved by the Israeli Registrar of Companies (which change is to become effective subject to and upon the subsequent authorization of the Israeli Registrar of Companies).

☐ FOR	☐ AGAINST	☐ ABSTAIN

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company).  A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy as to which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

____________________        Date: __________, ____
Signature of Shareholder

____________________        Date: __________, ____
Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.